No Act

P.E. 12/26/13

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

14005973

February 20, 2014

Received SEC
FEB 2 ? 2014
Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8 (OPS)
Public
Availability: 2-20-14

Gary D. Gerstman
Sidley Austin LLP
ggerstman@sidley.com

Re: eBay Inc.

Dear Mr. Gerstman:

This is in regard to your letter dated February 20, 2014 concerning the shareholder proposal submitted by the Missionary Oblates of Mary Immaculate, the Benedictine Sisters of Mount St. Scholastica and the Sisters of the Holy Spirit and Mary Immaculate for inclusion in eBay's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponents have withdrawn the proposal and that eBay therefore withdraws its December 26, 2013 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Adam F. Turk
Attorney-Adviser

cc: Rev. Séamus P. Finn, OMI
Missionary Oblates of Mary Immaculate
seamus@omiusa.org

SIDLEY AUSTIN LLP
SIDLEY

SIDLEY AUSTIN LLP
ONE SOUTH DEARBORN STREET
CHICAGO, IL 60603
(312) 853 7000
(312) 853 7036 FAX

ggerstman@sidley.com
(312) 853 2060

February 20, 2014

Via Electronic Mail

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
100 F Street N.E.
Washington, DC 20549

Re: eBay Inc. – Shareholder Proposal submitted by the Missionary Oblates of Mary Immaculate, the Benedictine Sisters of Mount St. Scholastica and the Sisters of the Holy Spirit and Mary Immaculate

In a letter dated December 26, 2013, we requested that the staff of the Division of Corporation Finance concur that our client, eBay Inc., a Delaware corporation (the "Company"), could exclude from its proxy materials for its 2014 Annual Meeting of Shareholders (the "2014 Annual Meeting") a shareholder proposal (the "Proposal") and statements in support thereof co-filed by the Missionary Oblates of Mary Immaculate (the "Oblates"), the Benedictine Sisters of Mount St. Scholastica ("Mount St. Scholastica") and the Sisters of the Holy Spirit and Mary Immaculate (the "Sisters" and together with the Oblates and Mount St. Scholastica, the "Proponents"). Each of Mount St. Scholastica and the Sisters appointed Fr. Seamus Finn of the Oblates as its primary contact in respect of the Proposal and authorized him to withdraw the Proposal on its behalf.

Enclosed as Exhibit A is a letter from Fr. Finn withdrawing the Proposal on behalf of all of the Proponents. In reliance on this letter, on behalf of the Company, we hereby withdraw the December 26, 2013 no-action request relating to the Company's ability to exclude the Proposal pursuant to Rule 14a-8 under the Securities Exchange Act of 1934. Accordingly, the Company will not include the Proposal in the proxy materials for its 2014 Annual Meeting.

If you have any questions regarding this matter or desire additional information, please contact me at (312) 853-2060 or by e-mail at ggerstman@sidley.com.

Very truly yours,

Gary Gerstman

Gary D. Gerstman

cc: Michael R. Jacobson, Senior Vice President, Legal Affairs, General Counsel and Secretary, eBay Inc.
Rev. Seamus P. Finn, OMI
Lou Whipple, Business Manager, Benedictine Sisters of Mount St. Scholastica
Sister Veronica Cahill, Sisters of the Holy Spirit and Mary Immaculate

Exhibit A

Missionary Oblates of Mary Immaculate

Justice, Peace & Integrity of Creation Office, United States Province

February 19, 2014

Mr. Michael R. Jacobson, Secretary
eBay Inc.
2065 Hamilton Avenue
San Jose, California 95125

Dear Mr. Jacobson:

We have decided to withdraw the stockholder resolution that we and others filed on "Lobbying Expenditures Disclosure" for inclusion in the 2014 proxy and for consideration at the annual general meeting of the corporation. We are withdrawing on our own behalf and on behalf of all co-filers.

We look forward to the opportunity to discuss the issues that we have raised in the resolution with representatives of eBay and will continue to pursue the objectives that are addressed in the resolution.

Sincerely,

Séamus P. Finn o.m.i.

Rev. Séamus P. Finn, OMI
Director
Justice, Peace and Integrity of Creation Office
Missionary Oblates of Mary Immaculate

391 Michigan Ave., NE ☐ Washington, DC 20017 ☐ Tel: 202-529-4505 ☐ Fax: 202-529-4572
Website: www.omiusajpic.org

SIDLEY AUSTIN LLP
SIDLEY

SIDLEY AUSTIN LLP
ONE SOUTH DEARBORN STREET
CHICAGO, IL 60603
(312) 853 7000
(312) 853 7036 FAX

ggerstman@sidley.com
(312) 853 2060

December 26, 2013

Via Electronic Mail

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
100 F Street N.E.
Washington, DC 20549

Re: eBay Inc. – Shareholder Proposal submitted by the Missionary Oblates of Mary Immaculate, the Benedictine Sisters of Mount St. Scholastica and the Sisters of the Holy Spirit and Mary Immaculate

This letter is submitted on behalf of eBay Inc., a Delaware corporation ("eBay" or the "Company"), pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934 (the "Exchange Act"), to notify the Securities and Exchange Commission (the "Commission") of eBay's intention to exclude from its proxy materials for its 2014 Annual Meeting of Shareholders (the "2014 Annual Meeting" and such materials, the "2014 Proxy Materials") a shareholder proposal (the "2014 Proposal") co-filed by the Missionary Oblates of Mary Immaculate (the "Oblates"), the Benedictine Sisters of Mount St. Scholastica ("Mount St. Scholastica") and the Sisters of the Holy Spirit and Mary Immaculate (the "Sisters" and together with the Oblates and Mount St. Scholastica, the "Proponents"). Each of Mount St. Scholastica and the Sisters have appointed a representative of the Oblates as their primary contact in respect of the 2014 Proposal. The Company believes that the Oblates and Mount St. Scholastica are precluded from submitting the 2014 Proposal pursuant to Rule 14a-8(h)(3) of the Exchange Act. With respect to the 2014 Proposal as submitted by the Sisters, the Company intends to omit the 2014 Proposal from its 2014 Proxy Materials pursuant to Rules 14a-8(b) and 14a-8(f)(1) of the Exchange Act. The Company respectfully requests confirmation from the Staff of the Division of Corporation Finance (the "Staff") that it will not recommend enforcement action to the Commission if eBay excludes the 2014 Proposal from its 2014 Proxy Materials for the reasons detailed below.

The Company intends to file its definitive proxy materials for the 2014 Annual Meeting on or about March 17, 2014. In accordance with *Staff Legal Bulletin 14D* ("SLB 14D"), this letter and its exhibits are being submitted via e-mail. A copy of this letter and its exhibits will also be sent to the Proponents. Pursuant to Rule 14a-8(k) and SLB 14D, the Company requests that the Proponents copy the undersigned on any correspondence that they elect to submit to the Staff in response to this letter.

The Proposal

Following several "Whereas" clauses, the Proposal sets forth the following resolution:

"Resolved, the shareholders of eBay Inc. ('eBay') request the Board authorize the preparation of a report, updated annually, disclosing:

1. Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.
2. Payments by eBay used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.
3. eBay's membership in and payments to any tax-exempt organization that writes and endorses model legislations.
4. Description of the decision making process and oversight by management and the Board for making payments described in section 2 and 3 above.

For purposes of this proposal, a 'grassroots lobbying communication' is a communication directed to the general public that (a) refers to specific legislation or regulation, (b) reflects a view on the legislation or regulation and (c) encourages the recipient of the communication to take action with respect to the legislation or regulation. 'Indirect lobbying' is lobbying engaged in by a trade association or other organization of which eBay is a member.

Both 'direct and indirect lobbying' and 'grassroots lobbying communications' include efforts at the local, state and federal levels.

The report shall be presented to the Audit Committee or other relevant oversight committees and posted on the company's website."

The 2014 Proposal and supporting statements as submitted by each Proponent are attached to this letter as Exhibit A. All correspondence between the Company and the Proponents is attached as Exhibit B.

Analysis

I. The 2014 Proposal as Submitted by the Oblates and Mount St. Scholastica May Be Excluded Pursuant to Rule 14a-8(h)(3).

On November 8, 2013, the Company received a letter on behalf of the Oblates requesting that the 2014 Proposal be included in the 2014 Proxy Materials. The Company had previously included a shareholder proposal submitted by the Oblates (the "2013 Oblates Proposal") in the Company's proxy materials for its 2013 Annual Meeting of Shareholders (the "2013 Annual Meeting" and such materials, the "2013 Proxy Materials"). Neither the Oblates nor any representative of the Oblates properly presented the 2013 Oblates Proposal at the 2013 Annual Meeting, and neither the Oblates nor any representative of the Oblates has provided good cause for this failure to properly present the 2013 Oblates Proposal. Similarly, on November 12, 2013, the Company received a letter on behalf of Mount St. Scholastica requesting that they be included as a co-filer of the 2014 Proposal. The Company had previously included a different shareholder proposal submitted by Mount St. Scholastica and co-filed with Trillium Asset Management Corporation (the "2013 Scholastica Proposal") in its 2013 Proxy Materials. Again, neither Mount St. Scholastica nor any representative of Mount St. Scholastica properly presented the 2013 Scholastica Proposal at the 2013 Annual Meeting, and neither Mount St. Scholastica nor any representative of Mount St. Scholastica has provided good cause for this failure to properly present the 2013 Scholastica Proposal.

The 2013 Annual Meeting was held on April 18, 2013. Two shareholder proposals were included in the 2013 Proxy Materials—the 2013 Oblates Proposal concerning corporate lobbying disclosures and the 2013 Scholastica Proposal concerning privacy and data security. Each of the Oblates and Mount St. Scholastica (in conjunction with its co-filer, Trillium Asset Management Corporation) appointed Mr. William Lana to act as their representative for the 2013 Oblates Proposal and 2013 Scholastica Proposal, respectively, and Mr. Lana was charged with presenting both proposals at the 2013 Annual Meeting. Mr. Lana arrived after the 2013 Annual Meeting had been formally adjourned, and was present for part of the informal portion of the 2013 Annual Meeting involving a presentation by and Q&A session with the Company's CEO. At approximately 8:30 a.m. Pacific time, Mr. Lana approached Michael Jacobson, the General Counsel and Corporate Secretary of the Company, after the end of the formal and informal portions of the 2013 Annual Meeting. Mr. Lana introduced himself and apologized for arriving late to the 2013 Annual Meeting, noting that it was his fault for being late. Mr. Lana then asked for approximate numbers regarding the votes on the 2013 Oblates Proposal and the 2013 Scholastica Proposal, which were given to him with the caveat that official numbers may not be available for another week or more. Mr. Lana thanked Mr. Jacobson and departed. The

Company detailed the failure of the Oblates and Mount St. Scholastica to properly present their respective proposals at the 2013 Annual Meeting in the Company's Form 10-Q, filed with the Commission on April 19, 2013.[1]

Rule 14a-8(h)(3) expressly permits the Company to exclude the 2014 Proposal as submitted by the Oblates and Mount St. Scholastica from the 2014 Proxy Materials for the 2014 Annual Meeting. Under Rule 14a-8(h)(3), a shareholder who has submitted a proposal to be included in a company's proxy statement must appear personally at the shareholders' meeting or send a representative to present the proposal, or, upon the failure of the foregoing, provide good cause for the shareholder's or its representative's absence. *See Providence and Worcester Railroad Company* (Jan. 17, 2013); *Southwest Airlines Co.* (Feb. 23, 2012). This is no less true when a proponent or its representative arrives at a shareholders' meeting too late to properly present the proposal. *See Community Health Systems, Inc.* (Jan. 25, 2006). In *Community Health Systems, Inc.*, the proponents sent a representative to present the shareholder proposal at issue. The representative did not arrive at the site of the annual meeting until after the meeting was adjourned, and the representative did not provide any good cause for having arrived late. The Staff, therefore, concurred that, consistent with rule 14a-8(h)(3), any proposals submitted by the proponents could be excluded for the two-year period following the annual meeting to which their representative had arrived too late to properly present the proposal. As in the cases cited above, here the Oblates and Mount St. Scholastica were ultimately responsible for ensuring that their representative was able to participate in the 2013 Annual Meeting on a timely basis. They did not ensure this, and their representative failed to provide any reason, let alone good cause, for his late arrival and failure to present the 2013 Oblates Proposal and 2013 Scholastica Proposal at the 2013 Annual Meeting.

For this reason, the Company believes that, consistent with Rule 14a-8(h)(3), the Company may exclude any proposals submitted by either the Oblates or Mount St. Scholastica from the Company's proxy materials for any meetings held during the two-year period following the 2013 Annual Meeting, including the 2014 Proposal intended for inclusion in the 2014 Proxy Materials for the upcoming 2014 Annual Meeting.

II. The 2014 Proposal as Submitted by the Sisters May Be Excluded Pursuant to Rules 14a-8(b) and 14a-8(f).

Pursuant to Rules 14a-8(b) and 14a-8(f)(1), eBay may exclude the 2014 Proposal as submitted by the Sisters from the 2014 Proxy Materials because the Sisters failed to prove their eligibility to submit the 2014 Proposal.

---

[1] In each case, the Company noted in its Form 10-Q that the proposals were "not properly presented at the Annual Meeting. Nevertheless, eBay allowed the stockholders to vote on the proposal[s]."

Rule 14a-8(f)(1) provides that a shareholder proposal may be excluded from a company's proxy materials if the proponent fails to meet the eligibility and procedural requirements of Rule 14a-8(a) through (d) after the company provides timely notice of the deficiency and the shareholder fails to correct the deficiency. In order to qualify to submit a proposal pursuant to Rule 14a-8(b), a shareholder must (i) have "continuously held at least $2,000 in market value, or 1%, of the company's securities" for at least one year by the date the proponent submits the proposal and (ii) "continue to hold those securities through the date of the meeting." *See* Rule 14a-8(b). A proponent has the burden to prove that it meets these requirements. The proponent may satisfy this burden in one of two ways. First, if the proponent is a registered holder of the company's securities, the company can verify eligibility on its own. Alternatively, if the proponent is not a registered holder and has not made a filing with the SEC pursuant to Rule 14a-8(b)(2)(ii), it must submit a "written statement from the 'record' holder of [its] securities (usually a broker or bank) verifying that, at the time [it] submitted [the] proposal, [the proponent] continuously held the securities for at least one year." In either case, the proponent must also include a "written statement that [it] intend[s] to continue to hold the securities through the date of the meeting of shareholders."

If a proponent fails to satisfy one of Rule 14a-8's procedural requirements, the company to which the proposal has been submitted may exclude the proposal, but only after the company has notified the proponent of the deficiency and the proponent has failed to correct it. According to Rule 14a-8(f)(l), within 14 days of receiving the proposal the company must notify the proponent in writing of any procedural or eligibility deficiencies and also provide the proponent with the time frame for the proponent's response. Then the proponent must respond to the company and correct any such deficiency within 14 days from the date the proponent received the company's notification.

In this case, the Sisters have not timely demonstrated that they meet the eligibility requirements set forth in Rule 14a-8(b), and consequently the Company may exclude the 2014 Proposal as submitted by the Sisters from its 2014 Proxy Materials. The Company received the 2014 Proposal on November 12, 2013 from the Sisters via facsimile along with a cover letter of the same date, a copy of which is included in <u>Exhibit B</u>. Included in the Sisters' package was a letter from a representative of Frost Bank. That letter, dated November 12, 2013, provided information regarding eBay stock purportedly owned by the Sisters through two investment entities, Holy Spirit Trust and Holy Spirit Ministry Support Fund Agency (the "Investment Entities"). No other materials relating to the eligibility of the Sisters were attached.

These materials did not meet the proof of eligibility standards set forth in Rule 14a-8(b) and the guidance provided in relevant staff legal bulletins. Importantly, those deficiencies included the failure to provide a statement from the "record holder" that the Sisters themselves had continuously held the requisite stock for one year up through the date the 2014 Proposal was submitted by them or, in the alternative, a statement from or on behalf of the Investment Entities that they intend to hold their securities up through the date of the 2014 Annual Meeting. That is, the Sisters' letter provided a statement regarding their intention to hold the requisite amount of eBay stock through the date of the 2014 Annual Meeting, but the letter from Frost Bank, in contrast, provided information regarding ownership of eBay stock by the two Investment Entities. The Company received no information from the Sisters regarding the relationship between the Sisters and the two Investment Entities, as described by the letter from Frost Bank. Moreover, the letter from Frost Bank provided that its DTC number is 0901, which does not match the information provided on the DTC's participant list.

After the Company reviewed its stock records and confirmed that the Sisters were not registered holders of Company securities and had not made any of the filings contemplated by Rule 14a-8(b)(2)(ii), the Company sent a notice to the Sisters regarding the deficiencies (the "Notice"). The Notice, a copy of which is included in Exhibit B, was sent to the Sisters by facsimile on November 25, 2013, followed up with an additional copy sent by FedEx delivery. The Company also sent copies of the Notice by facsimile and FedEx to the Sisters' primary contact with the lead co-filer, the Oblates, as identified in the Sisters' cover letter. Evidence of delivery to the Sisters and the Oblates on November 25, 2013 along with evidence of FedEx delivery are included in Exhibit C.

The Notice informed the Sisters that their letter and attached materials were insufficient to meet the requirements of Rule 14a-8(b) and requested that they send the necessary evidence of their eligibility to submit the 2014 Proposal within 14 days of receipt of the Notice. The Notice explained that the "Company has received no information regarding the relationship between the Proponents [i.e. the Sisters] and the holders of Company stock, as described by Frost Bank, which would allow the Company to verify the ownership of Company stock by the Proponents or the intention of the holders of Company stock to continue such ownership through the date of the 2014 Annual Meeting." In addition, the Notice provided further explanation of the kind of statements necessary to meet the applicable proof of ownership requirements as well as detailed information regarding Rule 14a-8's "record" holder requirements, as clarified by *Staff Legal Bulletin 14F* ("SLB 14F"). Copies of Rule 14a-8 and SLB 14F were attached to the Notice.

To date, the Company has not received any response from the Sisters or from their primary contact with the Oblates. The Staff has consistently taken the position that absent the necessary and timely documentary support establishing the minimum and continuing ownership requirements under Rule 14a-8(b), a proposal may be excluded under Rule 14a-8(f). *See, e.g., General Motors Company* (Mar. 27, 2012) (concurring in the exclusion of the proposal and noting "that the proponent appears to have failed to supply, within 14 days of receipt of GM's request, documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one-year period as required by rule 14a-8(b)"); *Verizon Communications,*

Inc. (Dec. 23, 2009) (concurring in the exclusion of the proposal for the failure to demonstrate continuous ownership for a period of one year at the time the proposal was submitted).

The Staff has granted relief in circumstances where the relationship between a proponent and an account holder at a broker with a substantially similar (but different) name was not clarified. *See Coca-Cola Company* (Feb. 4, 2008) (concurring in the exclusion of a proposal under Rule 14a-8(b) where the proposal was submitted by an entity called "The Great Neck Capital Appreciation LTD Partnership," whereas the broker's letter related to ownership by an entity called "The Great Neck Capital Appreciation Investment Partnership, L.P."). Similarly, the Staff has also granted relief when an entity affiliated with the securityholder provided information intended to satisfy the requirements of Rule 14a-8 but did not establish authority over the entity holding the securities in order to be able to make a representation on behalf of that entity regarding its intention to hold the securities through the date of the annual meeting. *See Energen Corp.* (Feb. 22, 2011) (concurring in the exclusion of a proposal where the proposal was submitted by the Calvert Group on behalf of affiliated funds with similar names, but where the Calvert Group, and not the funds holding the securities, provided representations about the funds' plans to hold the securities through the date of the annual meeting). In *Energen Corp.*, the Staff noted that "although [the proponent] may have been authorized to act and speak on behalf of the shareholders, it has provided a statement of its own intentions and not of the shareholders' intentions [to continue to hold the requisite amount of securities through the date of the annual meeting]." The letter from Frost Bank is not sufficient to establish that the Sisters have the authority to make representations on behalf of the Investment Entities regarding the intention of the Investment Entities to hold the requisite amount of securities through the date of the annual meeting, and neither the Sisters nor their primary contact with the lead co-filer, the Oblates, have provided any further communication regarding these matters. Moreover, the Sisters have chosen the Oblates as their representative for the 2014 Proposal, a proponent who, as noted above, is already precluded from submitting proposals for consideration at the 2014 Annual Meeting pursuant to Rule 14a-8(h)(3). Consistent with the precedent cited above, in this instance, insufficient documentary support relating to the eligibility requirements set forth in Rule 14a-8(b) has been submitted by the Sisters. Thus, for the reasons stated and in accordance with Rules 14a-8(b) and 14a-8(f), the Company intends to exclude the 2014 Proposal as submitted by the Sisters from its 2014 Proxy Materials.

Conclusion

Based on the facts and analysis set forth above, the Company respectfully requests your concurrence with the foregoing. If you have any questions regarding this request or desire additional information, please contact me at (312) 853-2060 or by e-mail at ggerstman@sidley.com.

Very truly yours,

Gary Gerstman

Gary D. Gerstman

cc: Michael R. Jacobson, Senior Vice President, Legal Affairs, General Counsel and Secretary, eBay Inc.
Rev. Seamus P. Finn, OMI
Lou Whipple, Business Manager, Benedictine Sisters of Mount St. Scholastica
Sister Veronica Cahill, Sisters of the Holy Spirit and Mary Immaculate

Exhibit A
Proponents' Submissions

Missionary Oblates of Mary Immaculate

Justice, Peace & Integrity of Creation Office, United States Province

November 8, 2013

Mr. Michael R. Jacobson, Secretary
eBay Inc.
2065 Hamilton Avenue
San Jose, California 95125 Fax: 408 516-8811

Dear Mr. Jacobson:

The Missionary Oblates of Mary Immaculate are a religious order in the Roman Catholic tradition with over 4,000 members and missionaries in more than 65 countries throughout the world. We are members of the Interfaith Center on Corporate Responsibility a coalition of 275 faith-based institutional investors - denominations, orders, pension funds, healthcare corporations, foundations, publishing companies and dioceses -- whose combined assets exceed $100 billion. We are the beneficial owners of 21,336 shares of eBay, Inc. Verification of our ownership of this stock is enclosed from M&T Investment Group, an affiliate of M&T Bank, a DTC participant who is our portfolio custodian.. We plan to hold these shares at least until the annual meeting.

My brother Oblates and I are concerned about lobbying expenditures.

It is with this in mind that I write to inform you of our sponsorship of the enclosed stockholder resolution and present it for inclusion in the proxy statement for a vote at the next stockholders meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. As the primary contact for this, please direct all questions or correspondence regarding this resolution to me at 202-529-450. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules.

If you have any questions or concerns on this, please do not hesitate to contact me.

Sincerely,

Séamus P. Finn, OMI

Rev. Séamus P. Finn, OMI
Director
Justice, Peace and Integrity of Creation Office
Missionary Oblates of Mary Immaculate

391 Michigan Ave., NE ☐ Washington, DC 20017 ☐ Tel: 202-529-4505 ☐ Fax: 202-529-4572
Website: www.omiusajpic.org

Whereas, corporate lobbying exposes our company to risks that could adversely affect the company's stated goals, objectives, and ultimately shareholder value, and

Whereas, we rely on the information provided by our company to evaluate goals and objectives, and we, therefore, have a strong interest in full disclosure of our company's lobbying to assess whether our company's lobbying is consistent with its expressed goals and in the best interests of shareholders and long-term value.

Resolved, the shareholders of eBay Inc. ("eBay") request the Board authorize the preparation of a report, updated annually, disclosing:

1. Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.

2. Payments by eBay used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.

3. eBay's membership in and payments to any tax-exempt organization that writes and endorses model legislation.

4. Description of the decision making process and oversight by management and the Board for making payments described in section 2 and 3 above.

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation or regulation, (b) reflects a view on the legislation or regulation and (c) encourages the recipient of the communication to take action with respect to the legislation or regulation. "Indirect lobbying" is lobbying engaged in by a trade association or other organization of which eBay is a member.

Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels.

The report shall be presented to the Audit Committee or other relevant oversight committees and posted on the company's website.

Supporting Statement

As shareholders, we encourage transparency and accountability in the use of corporate funds to influence legislation and regulation both directly and indirectly. eBay is a member of the Chamber of Commerce, which is characterized as "by far the most muscular business lobby group in Washington" ("Chamber of Secrets," *Economist*, April 21, 2012), spending more than $1 billion on lobbying since 1998. eBay discloses its trade association dues and the portions used for lobbying on its website but fails to disclose whether this includes all payments. Shareholders have no way to know if eBay is making additional payments beyond dues. Absent a system of accountability, company assets could be used for objectives contrary to eBay's long-term interests.

eBay spent approximately $3.2 million in 2011 and 2012 on direct federal lobbying activities (opensecrets.org). These figures do not include lobbying expenditures to influence legislation in states. eBay is also a member of the American Legislative Exchange Council (ALEC), the tax-exempt organization that writes and endorses model legislation, and serves on the Communications and Technology Task Force of ALEC. At least 50 companies, including Amazon, Intuit and Symantec, have publicly left ALEC because their business objectives and values did not align with ALEC's activities.

We urge support for this proposal.

Mount St. Scholastica
BENEDICTINE SISTERS
SESQUICENTENNIAL

November 12, 2013

Mr. Michael R. Jacobson, Secretary
eBay Inc.
2065 Hamilton Avenue
San Jose, California 95125

Sent by Fax: 408-516-8811

Dear Mr. Jacobson:

I am writing you on behalf of Benedictine Sisters of Mount St. Scholastica to co-file the stockholder resolution on a Lobbying Proposal. In brief, the proposal states: **Resolved,** the shareholders of eBay Inc. ("eBay") request the Board authorize the preparation of a report, updated annually, disclosing: company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications; payments by eBay used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient; eBay's membership in and payments to any tax-exempt organization that writes and endorses model legislation and a description of the decision making process and oversight by management and the Board for making payments.

I am hereby authorized to notify you of our intention to co-file this shareholder proposal with Missionary Oblates of Mary Immaculate. I submit it for inclusion in the proxy statement for consideration and action by the shareholders at the 2014 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules.

We are the owners of 821 shares of eBay stock and intend to hold $2,000 worth through the date of the 2014 Annual Meeting. Verification of ownership will follow including proof from a DTC participant.

We truly hope that the company will be willing to dialogue with the filers about this proposal. Please note that the contact person for this resolution/proposal will be Fr. Séamus Finn of the Missionary Oblates of Mary Immaculate who can be reached at 202-269-6715 or at seamus@omiusa.org. Fr. Séamus Finn as spokesperson for the primary filer is authorized to withdraw the resolution on our behalf.

Respectfully yours,

Lou Whipple

Lou Whipple, Business Manager

801 SOUTH 8TH STREET ATCHISON, KS 66002-2724
(913) 360-6200 * Fax: (913) 360-6190
www.mountosb.org

Whereas, corporate lobbying exposes our company to risks that could adversely affect the company's stated goals, objectives, and ultimately shareholder value, and

Whereas, we rely on the information provided by our company to evaluate goals and objectives, and we, therefore, have a strong interest in full disclosure of our company's lobbying to assess whether our company's lobbying is consistent with its expressed goals and in the best interests of shareholders and long-term value.

Resolved, the shareholders of eBay Inc. ("eBay") request the Board authorize the preparation of a report, updated annually, disclosing:

1. Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.

2. Payments by eBay used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.

3. eBay's membership in and payments to any tax-exempt organization that writes and endorses model legislation.

4. Description of the decision making process and oversight by management and the Board for making payments described in section 2 and 3 above.

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation or regulation, (b) reflects a view on the legislation or regulation and (c) encourages the recipient of the communication to take action with respect to the legislation or regulation. "Indirect lobbying" is lobbying engaged in by a trade association or other organization of which eBay is a member.

Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels.

The report shall be presented to the Audit Committee or other relevant oversight committees and posted on the company's website.

Supporting Statement

As shareholders, we encourage transparency and accountability in the use of corporate funds to influence legislation and regulation both directly and indirectly. eBay is a member of the Chamber of Commerce, which is characterized as "by far the most muscular business lobby group in Washington" ("Chamber of Secrets," *Economist*, April 21, 2012), spending more than $1 billion on lobbying since 1998. eBay discloses its trade association dues and the portions used for lobbying on its website but fails to disclose whether this includes all payments. Shareholders have no way to know if eBay is making additional payments beyond dues. Absent a system of accountability, company assets could be used for objectives contrary to eBay's long-term interests.

eBay spent approximately $3.2million in 2011 and 2012on direct federal lobbying activities(opensecrets.org). These figures do not include lobbying expenditures to influence legislation in states. eBay is also a member of the American Legislative Exchange Council (ALEC), the tax-exempt organization that writes and endorses model legislation, and serves on the Communications and Technology Task Force of ALEC. At least 50 companies, including Amazon, Intuit and Symantec, have publicly left ALEC because their business objectives and values did not align with ALEC's activities.

We urge support for this proposal.

Sisters of the Holy Spirit
& Mary Immaculate

November 12, 2013

Mr. Michael R. Jacobson, Secretary
eBay Inc.
2065 Hamilton Avenue
San Jose, California 95125

Sent by Fax: 408-516-8811

Dear Mr. Jacobson:

I am writing you on behalf of Sisters of the Holy Spirit and Mary Immaculate to co-file the stockholder resolution on a Lobbying Proposal. In brief, the proposal states: **Resolved,** the shareholders of eBay Inc. ("eBay") request the Board authorize the preparation of a report, updated annually, disclosing: company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications; payments by eBay used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient; eBay's membership in and payments to any tax-exempt organization that writes and endorses model legislation and a description of the decision making process and oversight by management and the Board for making payments.

I am hereby authorized to notify you of our intention to co-file this shareholder proposal with Missionary Oblates of Mary Immaculate. I submit it for inclusion in the proxy statement for consideration and action by the shareholders at the 2014 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules.

We are the owners of 2,000.00 of eBay stock and intend to hold $2,000 worth through the date of the 2014 Annual Meeting. Verification of ownership, including proof from a DTC participant is enclosed.

We truly hope that the company will be willing to dialogue with the filers about this proposal. Please note that the contact person for this resolution/proposal will be Fr. Séamus Finn of the Missionary Oblates of Mary Immaculate who can be reached at 202-269-6715 or at seamus@omiusa.org. Fr. Séamus Finn as spokesperson for the primary filer is authorized to withdraw the resolution on our behalf.

Respectfully yours,

Sister Veronica Cahill

Sister Veronica Cahill
General Treasurer

Whereas, corporate lobbying exposes our company to risks that could adversely affect the company's stated goals, objectives, and ultimately shareholder value, and

Whereas, we rely on the information provided by our company to evaluate goals and objectives, and we, therefore, have a strong interest in full disclosure of our company's lobbying to assess whether our company's lobbying is consistent with its expressed goals and in the best interests of shareholders and long-term value.

Resolved, the shareholders of eBay Inc. ("eBay") request the Board authorize the preparation of a report, updated annually, disclosing:

1. Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.

2. Payments by eBay used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.

3. eBay's membership in and payments to any tax-exempt organization that writes and endorses model legislation.

4. Description of the decision making process and oversight by management and the Board for making payments described in section 2 and 3 above.

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation or regulation, (b) reflects a view on the legislation or regulation and (c) encourages the recipient of the communication to take action with respect to the legislation or regulation. "Indirect lobbying" is lobbying engaged in by a trade association or other organization of which eBay is a member.

Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels.

The report shall be presented to the Audit Committee or other relevant oversight committees and posted on the company's website.

Supporting Statement

As shareholders, we encourage transparency and accountability in the use of corporate funds to influence legislation and regulation both directly and indirectly. eBay is a member of the Chamber of Commerce, which is characterized as "by far the most muscular business lobby group in Washington" ("Chamber of Secrets," *Economist*, April 21, 2012), spending more than $1 billion on lobbying since 1998. eBay discloses its trade association dues and the portions used for lobbying on its website but fails to disclose whether this includes all payments. Shareholders have no way to know if eBay is making additional payments beyond dues. Absent a system of accountability, company assets could be used for objectives contrary to eBay's long-term interests.

eBay spent approximately $3.2million in 2011 and 2012on direct federal lobbying activities(opensecrets.org). These figures do not include lobbying expenditures to influence legislation in states. eBay is also a member of the American Legislative Exchange Council (ALEC), the tax-exempt organization that writes and endorses model legislation, and serves on the Communications and Technology Task Force of ALEC. At least 50 companies, including Amazon, Intuit and Symantec, have publicly left ALEC because their business objectives and values did not align with ALEC's activities.

We urge support for this proposal.

Exhibit B

Correspondence

Missionary Oblates of Mary Immaculate

Justice, Peace & Integrity of Creation Office, United States Province

November 8, 2013

Mr. Michael R. Jacobson, Secretary
eBay Inc.
2065 Hamilton Avenue
San Jose, California 95125 Fax: 408 516-8811

Dear Mr. Jacobson:

The Missionary Oblates of Mary Immaculate are a religious order in the Roman Catholic tradition with over 4,000 members and missionaries in more than 65 countries throughout the world. We are members of the Interfaith Center on Corporate Responsibility a coalition of 275 faith-based institutional investors - denominations, orders, pension funds, healthcare corporations, foundations, publishing companies and dioceses -- whose combined assets exceed $100 billion. We are the beneficial owners of 21,336 shares of eBay, Inc. Verification of our ownership of this stock is enclosed from M&T Investment Group, an affiliate of M&T Bank, a DTC participant who is our portfolio custodian.. We plan to hold these shares at least until the annual meeting.

My brother Oblates and I are concerned about lobbying expenditures.

It is with this in mind that I write to inform you of our sponsorship of the enclosed stockholder resolution and present it for inclusion in the proxy statement for a vote at the next stockholders meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. As the primary contact for this, please direct all questions or correspondence regarding this resolution to me at 202-529-450. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules.

If you have any questions or concerns on this, please do not hesitate to contact me.

Sincerely,

Séamus P. Finn, OMI (mcah)

Rev. Séamus P. Finn, OMI
Director
Justice, Peace and Integrity of Creation Office
Missionary Oblates of Mary Immaculate

M&T Investment Group

M&T Bank, MD1-MP33, 1800 Washington Blvd, P.O. Box 1596, Baltimore, MD 21203-1596
410 545 2719 866 848 0383 410 545 2762

November, 8, 2013

Rev. Seamus P. Finn
Missionary Oblates of Mary Immaculate
Justice and Peace Office -- United States Province
391 Michigan Avenue, NE
Washington, DC 20017-1516

Dear Father Finn:

The United States Province of Missionary Oblates of Mary Immaculate owns 21,336 shares of Ebay and has owned these shares for at least one year. These shares are held in nominee name in the M & T Banks' account at the Depository Trust Company. M&T Investment Group is an affiliate of M&T Bank, DTC number 0990

Please don't hesitate to call me with any questions.

Very truly yours,

S Bernadette Greaver
Assistant Vice President
Institutional Administrative Services
410-545-2765

The Quantitative Group
755 E Mulberry Ave
Suite 300
San Antonio, TX 78212
tel 210 277 4400
fax 210 735 1150

Graystone Consulting℠

November 12, 2013

Michael R. Jacobson, Secretary
eBay, Inc.
2065 Hamilton Avenue
San Jose, CA 95125

RE: Co-filing of shareholder resolution - Lobbying Proposal

Dear Mr. Jacobson,

As of November 12, 2013 The Providence Trust held and has held continuously since February 10, 2010, 1700 shares of eBay, Inc. common stock. These shares have been held with Morgan Stanley, Inc. DTC# 0015.

If you need further information, please contact us at 210-366-6692.

Sincerely,

CTaylor

Cheryl Taylor
Registered Marketing Associate
The Quantitative Group at Graystone Consulting

Ronald A. Kern, CIMA®
Institutional Consulting Director
Senior Vice President - Investments
ron.kern@msgraystone.com

Rollins S. Rubsamen, Jr.
Institutional Consulting Director
Senior Vice President - Investments
rollins.rubsamen@msgraystone.com

W. Joseph Sammons, CIMA®
Institutional Consulting Director
Senior Vice President - Investments
joe.sammons@msgraystone.com

Jason W. Black
Institutional Consulting Director
jason.black@msgraystone.com

Myrteel M. Ward
Institutional Consulting Director
Senior Vice President - Investments
myrteel.ward@msgraystone.com

Maurie Kern
Relationship Manager
maurie.kern@msgraystone.com

Mount St. Scholastica
BENEDICTINE SISTERS
SESQUICENTENNIAL

November 12, 2013

Mr. Michael R. Jacobson, Secretary
eBay Inc.
2065 Hamilton Avenue
San Jose, California 95125

Sent by Fax: 408-516-8811

Dear Mr. Jacobson:

I am writing you on behalf of Benedictine Sisters of Mount St. Scholastica to co-file the stockholder resolution on a Lobbying Proposal. In brief, the proposal states: **Resolved,** the shareholders of eBay Inc. ("eBay") request the Board authorize the preparation of a report, updated annually, disclosing: company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications; payments by eBay used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient; eBay's membership in and payments to any tax-exempt organization that writes and endorses model legislation and a description of the decision making process and oversight by management and the Board for making payments.

I am hereby authorized to notify you of our intention to co-file this shareholder proposal with Missionary Oblates of Mary Immaculate. I submit it for inclusion in the proxy statement for consideration and action by the shareholders at the 2014 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules.

We are the owners of 821 shares of eBay stock and intend to hold $2,000 worth through the date of the 2014 Annual Meeting. Verification of ownership will follow including proof from a DTC participant.

We truly hope that the company will be willing to dialogue with the filers about this proposal. Please note that the contact person for this resolution/proposal will be Fr. Séamus Finn of the Missionary Oblates of Mary Immaculate who can be reached at 202-269-6715 or at seamus@omiusa.org. Fr. Séamus Finn as spokesperson for the primary filer is authorized to withdraw the resolution on our behalf.

Respectfully yours,

Lou Whipple

Lou Whipple, Business Manager

801 SOUTH 8TH STREET ATCHISON, KS 66002-2724
(913) 360-6200 * Fax: (913) 360-6190
www.mountosb.org

Merrill Lynch
Wealth Management
Bank of America Corporation

FACSIMILE COVER SHEET

TO: Michael R Jacobson
PHONE:
FAX: 14085168811

FROM: Merrill Lynch
SENDER: Jody Herbert
DATE: Wed Nov 20 16:29:20 EST 2013
PHONE: 316-631-3513
FAX: 13166654912

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Merrill Lynch
Wealth Management®
Bank of America Corporation

November 12, 2013

Mr. Michael R. Jacobson, Secretary
eBay Inc.
2145 Hamilton Ave.
San Jose, CA 95125

Fax: 408-516-8811

RE: Co-filling of shareholders resolution – Lobbying Proposal

FAO: Mt St Scholastica, TIN# 48-0548363

Dear Mr. Jacobson,

As of November 12, 2013, Benedictine Sisters of Mount St. Scholastica, Inc. held, and has held continuously for at least one year, 821 shares of eBay, Inc. common stock. These shares have been held with Merrill Lynch, DTC# 5198.

If you need further information please contact us at 316-631-3513.

Sincerely,

Jody Herbert

Jody Herbert, CA
Merrill Lynch

Cc: Benedictine Sisters of Mount St. Scholastica, Inc.

2959 N Rock Road Ste 200 • Wichita, KS 67226-1193 • Tel: 316.631.3500 • 800.777.3993
dustin.l.kuhn@ml.com • www.fa.ml.com/dustinkuhn

Part 6
Instructions for delivering firm

All deliveries must include the client name and the 8-digit Merrill Lynch account number.

ASSET TYPE	DELIVERY INSTRUCTIONS
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Limited Partnerships	Merrill Lynch Attn: Limited Partnerships Operations 101 Hudson Street Jersey City, NJ 07302

Sisters of the Holy Spirit
& Mary Immaculate

November 12, 2013

Mr. Michael R. Jacobson, Secretary
eBay Inc.
2065 Hamilton Avenue
San Jose, California 95125

Sent by Fax: 408-516-8811

Dear Mr. Jacobson:

I am writing you on behalf of Sisters of the Holy Spirit and Mary Immaculate to co-file the stockholder resolution on a Lobbying Proposal. In brief, the proposal states: **Resolved**, the shareholders of eBay Inc. ("eBay") request the Board authorize the preparation of a report, updated annually, disclosing: company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications; payments by eBay used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient; eBay's membership in and payments to any tax-exempt organization that writes and endorses model legislation and a description of the decision making process and oversight by management and the Board for making payments.

I am hereby authorized to notify you of our intention to co-file this shareholder proposal with Missionary Oblates of Mary Immaculate. I submit it for inclusion in the proxy statement for consideration and action by the shareholders at the 2014 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules.

We are the owners of 2,000.00 of eBay stock and intend to hold $2,000 worth through the date of the 2014 Annual Meeting. Verification of ownership, including proof from a DTC participant is enclosed.

We truly hope that the company will be willing to dialogue with the filers about this proposal. Please note that the contact person for this resolution/proposal will be Fr. Séamus Finn of the Missionary Oblates of Mary Immaculate who can be reached at 202-269-6715 or at seamus@omiusa.org. Fr. Séamus Finn as spokesperson for the primary filer is authorized to withdraw the resolution on our behalf.

Respectfully yours,

Sister Veronica Cahill

Sister Veronica Cahill
General Treasurer

Frost

Senior Vice President

100 West Houston Street
Post Office Box 1600
San Antonio, Texas 78296-1600

(210) 220-4438
FAX (210) 220-5809

November 12, 2013

Mr. Michael R. Jacobson, Secretary
eBay Inc.
2065 Hamilton Avenue
San Jose, California 95125

RE: Co-filing of shareholder resolution Lobbying Proposal
Holy Spirit Trust and Holy Spirit Ministry Support Fund Agency

Dear Mr. Jacobson:

I have been instructed by Sister Veronica Cahill, the general treasurer of the Sisters of the Holy Spirit and Mary Immaculate, to confirm to you by this letter, that the above referenced accounts hold eBay stock and have held such stock for more than one year. We have been further instructed to hold this stock at least through eBay's next annual shareholder meeting.

As of November 12, 2013, Sisters of the Holy Spirit and Mary Immaculate in the above referenced accounts held and have continuously held for at least one year 3,933 shares (or $2,000 worth) of stock in the Holy Spirit Trust and 279 shares of stock (or $2,000 worth) in the Holy Spirit Ministry Support Fund Agency. These shares have been held with Frost Bank, DTC number 0901.

If you have any questions or need additional information, please do not hesitate to contact me at the above number.

Very truly yours,

John H. Ferguson IV
Senior Vice President

JHF/jms

cc: Sister Veronica Cahill
Bob Bambace

SIDLEY AUSTIN LLP
SIDLEY

SIDLEY AUSTIN LLP
ONE SOUTH DEARBORN STREET
CHICAGO, IL 60603
(312) 853 7000
(312) 853 7036 FAX

BEIJING
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GENEVA
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ggerstman@sidley.com
(312) 853-2060

FOUNDED 1866

November 25, 2013

VIA FEDERAL EXPRESS & FACSIMILE

Sister Veronica Cahill
Sisters of the Holy Spirit and Mary Immaculate
300 Yucca Street
San Antonio, Texas 78203-2318
Tel: (210) 533-5149
Fax: (210) 533-3434

Re: Shareholder Proposal for the 2014 Annual Meeting

Dear Sister Veronica:

We are writing you on behalf of our client, eBay Inc. ("eBay" or the "Company"). The Company received your letter dated November 12, 2013. Included with the letter was a proposal (the "Proposal"), submitted by you on behalf of the Sisters of the Holy Spirit and Mary Immaculate (the "Proponents") and intended for inclusion in the Company's proxy materials (the "2014 Proxy Materials") for its 2014 Annual Meeting of Stockholders (the "2014 Annual Meeting"). Your letter also notes that the Proponents intend to be treated as co-filers with the Missionary Oblates of Mary Immaculate, who will act as lead filers.

As you may know, Rule 14a-8 under the Securities Exchange Act of 1934 ("Rule 14a-8") sets forth the legal framework pursuant to which a shareholder may submit a proposal for inclusion in a public company's proxy statement. Rule 14a-8(b) establishes that, in order to be eligible to submit a proposal, a shareholder "must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year" by the date on which the proposal is submitted. In addition, under Rule 14a-8(b), the shareholder must also provide a written statement that the shareholder intends to continue to own the required amount of securities through the date of the annual meeting. If Rule 14a-8(b)'s eligibility requirements are not met, the company to which the proposal has been submitted may, pursuant to Rule 14a-8(f), exclude the proposal from its proxy statement.

The Company's stock records do not indicate that the Proponents have been registered holders of the requisite amount of Company shares for at least one year. Under Rule 14a-8(b), the Proponents must therefore prove their eligibility to submit a proposal in one of two ways: (1) by submitting to the Company a written statement from the "record" holder of their stock (usually a broker or bank) verifying that the Proponents have continuously held the requisite number of securities entitled to be voted on the Proposal for at least the one-year period prior to and including November 12, 2013, which is the date the Proposal was submitted, along with a written statement from the Proponents that they intend to continue ownership of the securities through the date of the 2014 Annual Meeting; or (2) by submitting to the Company a copy of a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 filed by the Proponents with the Securities and Exchange Commission (the "SEC") that demonstrates the Proponents' ownership of the requisite number of securities as of or before the date on which the one-year eligibility period begins, along with a written statement from the Proponents that: (i) they have continuously owned such securities for the one-year period as of the date of the statement and (ii) they intend to continue ownership of the securities through the date of the 2014 Annual Meeting.

With respect to the first method of proving eligibility to submit a proposal as described in the preceding paragraph, please note that most large brokers and banks acting as "record" holders deposit the securities of their customers with the Depository Trust Company ("DTC"). The staff of the SEC's Division of Corporation Finance (the "Staff") in 2011 issued further guidance on its view of what types of brokers and banks should be considered "record" holders under Rule 14a-8(b). In *Staff Legal Bulletin No. 14F* (October 18, 2011) ("SLB 14F"), the Staff stated, "[W]e will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as 'record' holders of securities that are deposited at DTC." The Staff has recently clarified, as stated in *Staff Legal Bulletin No. 14G* ("SLB 14G"), that a written statement establishing proof of ownership may also come from an affiliate of a DTC participant.

The Proponents can confirm whether their broker or bank is a DTC participant or affiliate thereof by checking the DTC participant list, which is available on the DTC's website (currently, at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf). If their broker or bank is a DTC participant or an affiliate of a DTC participant, then the Proponents will need to submit a written statement from their broker or bank verifying that, as of the date the Proposal was submitted, the Proponents continuously held the requisite amount of securities for at least one year. If the Proponents' broker or bank is not on the DTC participant list or is not an affiliate of a broker or bank on the DTC participant list, the Proponents will need to ask their broker or bank to identify the DTC participant through which their securities are held and have that DTC participant provide the verification detailed above. The Proponents may also be able to identify this DTC participant or affiliate from their account statements because the clearing broker listed on their statement will generally be a DTC participant. If the DTC participant or affiliate knows the broker's holdings but does not know the Proponents' holdings, the Proponents can satisfy the requirements of Rule 14a-8 by submitting two proof of ownership statements verifying that, at the time the Proposal was submitted, the required amount of securities was continuously held for at least one year: (i) one statement from their broker confirming their ownership and (ii) one statement from the DTC participant confirming the broker's ownership.

The Proponents have not yet submitted evidence establishing that they satisfy these eligibility requirements. In addition to the Proposal, you submitted (i) a letter from you on behalf of the Proponents and (ii) a letter from a representative at Frost Bank, dated November 12, 2013 (the "Frost Bank Letter"). As described above, what is required is (i) a written statement from or on behalf of the proponents that they intend to continue ownership of the securities through the date of the upcoming annual meeting and (ii) a written statement from the "record" holder of the proponents' stock verifying that the proponents have continuously held the requisite number of securities entitled to be voted on the proposal for at least the one-year period prior to and including the date the proposal was submitted. Your letter and the Frost Bank Letter do not meet these requirements. Specifically, your letter indicates that the Proponents are the holders of eBay stock and makes a statement regarding the intention of the Proponents (i.e., the Sisters of the Holy Spirit and Mary Immaculate) to hold the requisite amount of eBay stock through the date of the 2014 Annual Meeting. The Frost Bank Letter, in contrast, provides information regarding ownership of Company stock by Holy Spirit Trust and Holy Spirit Ministry Support Fund Agency. The Company has received no information regarding the relationship between the Proponents and the holders of Company stock, as described by Frost Bank, which would allow the Company to verify the ownership of Company stock by the Proponents or the intention of the holders of Company stock to continue such ownership through the date of the 2014 Annual Meeting. Moreover, the Frost Bank Letter indicates that the shares held by Holy Spirit Trust and Holy Spirit Ministry Support Fund Agency are held with Frost Bank, DTC number 0901. The DTC number provided by Frost Bank does not match the information provided on the DTC's participant list, which is available at the web address supplied above.

Please note that if the Proponents intend to submit evidence satisfying Rule 14a-8's eligibility requirements, such evidence must be sent no later than 14 calendar days from the date this letter is received. The Proponents' response must be sent to eBay's Corporate Secretary at eBay's principal executive office (2065 Hamilton Avenue, San Jose, California 95125). For your reference, copies of Rule 14a-8, SLB 14F and SLB 14G are attached to this letter as Exhibit A, Exhibit B and Exhibit C, respectively.

If you have any questions concerning the above, please do not hesitate to contact the undersigned by phone at (312) 853-2060.

Very truly yours,

Gary D. Gerstman

Attachments

cc: Michael R. Jacobson, Senior Vice President, Legal Affairs, General Counsel and Secretary, eBay Inc.
Brian Yamasaki, Senior Corporate Counsel, Senior Director, eBay Inc.
Rev. Seamus Finn, Missionary Oblates of Mary Immaculate

Exhibit A

Rule 14a-8

Title 17: Commodity and Securities Exchanges

PART 240—GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

§ 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) Question 3: How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) Question 5: What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) Absence of power/authority: If the company would lack the power or authority to implement the proposal;

(7) Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

(8) Director elections: If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) Substantially implemented: If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S–K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a–21(b) of this chapter a single year (i.e., one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a–21(b) of this chapter.

(11) Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]

Exhibit B

SLB 14F

U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB

No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial.*

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

---

[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden*, 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any

shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm

Exhibit C

SLB 14G

U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14G (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 16, 2012

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- the parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- the manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1); and
- the use of website references in proposals and supporting statements.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D, SLB No. 14E and SLB No. 14F.

B. Parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Sufficiency of proof of ownership letters provided by affiliates of DTC participants for purposes of Rule 14a-8(b)(2)(i)

To be eligible to submit a proposal under Rule 14a-8, a shareholder must, among other things, provide documentation evidencing that the shareholder has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. If the shareholder is a beneficial owner of the securities, which means that the securities are held in book-entry form through a securities intermediary, Rule 14a-8(b)(2)(i) provides that this documentation can be in the form of a "written statement from the 'record' holder of your securities (usually a broker or bank)...."

In SLB No. 14F, the Division described its view that only securities intermediaries that are participants in the Depository Trust Company ("DTC") should be viewed as "record" holders of securities that are deposited at DTC for purposes of Rule 14a-8(b)(2)(i). Therefore, a beneficial owner must obtain a proof of ownership letter from the DTC participant through which its securities are held at DTC in order to satisfy the proof of ownership requirements in Rule 14a-8.

During the most recent proxy season, some companies questioned the sufficiency of proof of ownership letters from entities that were not themselves DTC participants, but were affiliates of DTC participants.[1] By virtue of the affiliate relationship, we believe that a securities intermediary holding shares through its affiliated DTC participant should be in a position to verify its customers' ownership of securities. Accordingly, we are of the view that, for purposes of Rule 14a-8(b)(2)(i), a proof of ownership letter from an affiliate of a DTC participant satisfies the requirement to provide a proof of ownership letter from a DTC participant.

2. Adequacy of proof of ownership letters from securities intermediaries that are not brokers or banks

We understand that there are circumstances in which securities intermediaries that are not brokers or banks maintain securities accounts in the ordinary course of their business. A shareholder who holds securities through a securities intermediary that is not a broker or bank can satisfy Rule 14a-8's documentation requirement by submitting a proof of ownership letter from that securities intermediary.[2] If the securities intermediary is not a DTC participant or an affiliate of a DTC participant, then the shareholder will also need to obtain a proof of ownership letter from the DTC participant or an affiliate of a DTC participant that can verify the holdings of the securities intermediary.

C. Manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1)

As discussed in Section C of SLB No. 14F, a common error in proof of ownership letters is that they do not verify a proponent's beneficial ownership for the entire one-year period preceding and including the date the proposal was submitted, as required by Rule 14a-8(b)(1). In some cases, the letter speaks as of a date *before* the date the proposal was submitted, thereby leaving a gap between the date of verification and the date the proposal was submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the proponent's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Under Rule 14a-8(f), if a proponent fails to follow one of the eligibility or procedural requirements of the rule, a company may exclude the proposal only if it notifies the proponent of the defect and the proponent fails to correct it. In SLB No. 14 and SLB No. 14B, we explained that companies should provide adequate detail about what a proponent must do to remedy all eligibility or procedural defects.

We are concerned that companies' notices of defect are not adequately describing the defects or explaining what a proponent must do to remedy defects in proof of ownership letters. For example, some companies' notices of defect make no mention of the gap in the period of ownership covered by the proponent's proof of ownership letter or other specific deficiencies that the company has identified. We do not believe that such notices of defect serve the purpose of Rule 14a-8(f).

Accordingly, going forward, we will not concur in the exclusion of a proposal under Rules 14a-8(b) and 14a-8(f) on the basis that a proponent's proof of ownership does not cover the one-year period preceding and including the date the proposal is submitted unless the company provides a notice of defect that identifies the specific date on which the proposal was submitted and explains that the proponent must obtain a new proof of ownership letter verifying continuous ownership of the requisite amount of securities for the one-year period preceding and including such date to cure the defect. We view the proposal's date of submission as the date the proposal is postmarked or transmitted electronically. Identifying in the notice of defect the specific date on which the proposal was submitted will help a proponent better understand how to remedy the defects described above and will be particularly helpful in those instances in which it may be difficult for a proponent to determine the date of submission, such as when the proposal is not postmarked on the same day it is placed in the mail. In addition, companies should include copies of the postmark or evidence of electronic transmission with their no-action requests.

D. Use of website addresses in proposals and supporting statements

Recently, a number of proponents have included in their proposals or in their supporting statements the addresses to websites that provide more information about their proposals. In some cases, companies have sought to exclude either the website address or the entire proposal due to the reference to the website address.

In SLB No. 14, we explained that a reference to a website address in a proposal does not raise the concerns addressed by the 500-word limitation in Rule 14a-8(d). We continue to be of this view and, accordingly, we will continue to count a website address as one word for purposes of Rule 14a-8 (d). To the extent that the company seeks the exclusion of a website reference in a proposal, but not the proposal itself, we will continue to follow the guidance stated in SLB No. 14, which provides that references to website addresses in proposals or supporting statements could be subject to exclusion under Rule 14a-8(i)(3) if the information contained on the website is materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules, including Rule 14a-9.[3]

In light of the growing interest in including references to website addresses in proposals and supporting statements, we are providing additional guidance on the appropriate use of website addresses in proposals and supporting statements.[4]

1. References to website addresses in a proposal or supporting statement and Rule 14a-8(i)(3)

References to websites in a proposal or supporting statement may raise concerns under Rule 14a-8(i)(3). In SLB No. 14B, we stated that the exclusion of a proposal under Rule 14a-8(i)(3) as vague and indefinite may be appropriate if neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. In evaluating whether a proposal may be excluded on this basis, we consider only the information contained in the proposal and supporting statement and determine whether, based on that information, shareholders and the company can determine what actions the proposal seeks.

If a proposal or supporting statement refers to a website that provides information necessary for shareholders and the company to understand with reasonable certainty exactly what actions or measures the proposal requires, and such information is not also contained in the proposal or in the supporting statement, then we believe the proposal would raise concerns under Rule 14a-9 and would be subject to exclusion under Rule 14a-8(i)(3) as vague and indefinite. By contrast, if shareholders and the company can understand with reasonable certainty exactly what actions or measures the proposal requires without reviewing the information provided on the website, then we believe that the proposal would not be subject to exclusion under Rule 14a-8(i)(3) on the basis of the reference to the website address. In this case, the information on the website only supplements the information contained in the proposal and in the supporting statement.

2. Providing the company with the materials that will be published on the referenced website

We recognize that if a proposal references a website that is not operational at the time the proposal is submitted, it will be impossible for a company or the staff to evaluate whether the website reference may be excluded. In our view, a reference to a non-operational website in a proposal or supporting statement could be excluded under Rule 14a-8(i)(3) as irrelevant to the subject matter of a proposal. We understand, however, that a proponent may wish to include a reference to a website containing information related to the proposal but wait to activate the website until it becomes clear that the proposal will be included in the company's proxy materials. Therefore, we will not concur that a reference to a website may be excluded as irrelevant under Rule 14a-8(i)(3) on the basis that it is not yet operational if the proponent, at the time the proposal is submitted, provides the company with the materials that are intended for publication on the website and a representation that the website will become operational at, or prior to, the time the company files its definitive proxy materials.

3. Potential issues that may arise if the content of a referenced website changes after the proposal is submitted

To the extent the information on a website changes after submission of a proposal and the company believes the revised information renders the website reference excludable under Rule 14a-8, a company seeking our concurrence that the website reference may be excluded must submit a letter presenting its reasons for doing so. While Rule 14a-8(j) requires a company to submit its reasons for exclusion with the Commission no later than 80 calendar days before it files its definitive proxy materials, we may concur that the changes to the referenced website constitute "good cause" for the company to file its reasons for excluding the website reference after the 80-day deadline and grant the company's request that the 80-day requirement be waived.

---

[1] An entity is an "affiliate" of a DTC participant if such entity directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the DTC participant.

[2] Rule 14a-8(b)(2)(i) itself acknowledges that the record holder is "usually," but not always, a broker or bank.

[3] Rule 14a-9 prohibits statements in proxy materials which, at the time and in the light of the circumstances under which they are made, are false or misleading with respect to any material fact, or which omit to state any material fact necessary in order to make the statements not false or misleading.

[4] A website that provides more information about a shareholder proposal may constitute a proxy solicitation under the proxy rules. Accordingly, we remind shareholders who elect to include website addresses in their proposals to comply with all applicable rules regarding proxy solicitations.

http://www.sec.gov/interps/legal/cfslb14g.htm

Home | Previous Page Modified: 10/16/2012

SIDLEY AUSTIN LLP
SIDLEY

SIDLEY AUSTIN LLP
ONE SOUTH DEARBORN STREET
CHICAGO, IL 60603
(312) 853 7000
(312) 853 7036 FAX

BEIJING
BOSTON
BRUSSELS
CHICAGO
DALLAS
FRANKFURT
GENEVA
HONG KONG
HOUSTON
LONDON
LOS ANGELES
NEW YORK
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SAN FRANCISCO
SHANGHAI
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ggerstman@sidley.com
(312) 853-2060

FOUNDED 1866

November 25, 2013

VIA FEDERAL EXPRESS & FACSIMILE

Lou Whipple, Business Manager
Benedictine Sisters of Mount St. Scholastica
801 South 8th Street
Atchison, Kansas 66002-2724
Tel: (913) 360-6200
Fax: (913) 360-6190

Re: Shareholder Proposal for the 2014 Annual Meeting

Dear Mr. Whipple:

We are writing you on behalf of our client, eBay Inc. ("eBay" or the "Company"). The Company received your letter dated November 12, 2013. Included with the letter was a proposal (the "Proposal"), submitted by you on behalf of the Benedictine Sisters of Mount St. Scholastica (the "Proponents") and intended for inclusion in the Company's proxy materials (the "2014 Proxy Materials") for its 2014 Annual Meeting of Stockholders (the "2014 Annual Meeting"). Your letter also notes that the Proponents intend to be treated as co-filers with the Missionary Oblates of Mary Immaculate, who will act as lead filers.

As you may know, Rule 14a-8 under the Securities Exchange Act of 1934 ("Rule 14a-8") sets forth the legal framework pursuant to which a shareholder may submit a proposal for inclusion in a public company's proxy statement. Rule 14a-8(b) establishes that, in order to be eligible to submit a proposal, a shareholder "must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year" by the date on which the proposal is submitted. In addition, under Rule 14a-8(b), the shareholder must also provide a written statement that the shareholder intends to continue to own the required amount of securities through the date of the annual meeting. If Rule 14a-8(b)'s eligibility requirements are not met, the company to which the proposal has been submitted may, pursuant to Rule 14a-8(f), exclude the proposal from its proxy statement.

The Company's stock records do not indicate that the Proponents have been registered holders of the requisite amount of Company shares for at least one year. Under Rule 14a-8(b), the Proponents must therefore prove their eligibility to submit a proposal in one of two ways: (1) by submitting to the Company a written statement from the "record" holder of their stock (usually a broker or bank) verifying that the Proponents have continuously held the requisite number of securities entitled to be voted on the Proposal for at least the one-year period prior to and including November 12, 2013, which is the date the Proposal was submitted, along with a written statement from the Proponents that they intend to continue ownership of the securities through the date of the 2014 Annual Meeting; or (2) by submitting to the Company a copy of a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 filed by the Proponents with the Securities and Exchange Commission (the "SEC") that demonstrates the Proponents' ownership of the requisite number of securities as of or before the date on which the one-year eligibility period begins, along with a written statement from the Proponents that: (i) they have continuously owned such securities for the one-year period as of the date of the statement and (ii) they intend to continue ownership of the securities through the date of the 2014 Annual Meeting.

With respect to the first method of proving eligibility to submit a proposal as described in the preceding paragraph, please note that most large brokers and banks acting as "record" holders deposit the securities of their customers with the Depository Trust Company ("DTC"). The staff of the SEC's Division of Corporation Finance (the "Staff") in 2011 issued further guidance on its view of what types of brokers and banks should be considered "record" holders under Rule 14a-8(b). In *Staff Legal Bulletin No. 14F* (October 18, 2011) ("SLB 14F"), the Staff stated, "[W]e will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as 'record' holders of securities that are deposited at DTC." The Staff has recently clarified, as stated in *Staff Legal Bulletin No. 14G* ("SLB 14G"), that a written statement establishing proof of ownership may also come from an affiliate of a DTC participant.

The Proponents can confirm whether their broker or bank is a DTC participant or affiliate thereof by checking the DTC participant list, which is available on the DTC's website (currently, at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf). If their broker or bank is a DTC participant or an affiliate of a DTC participant, then the Proponents will need to submit a written statement from their broker or bank verifying that, as of the date the Proposal was submitted, the Proponents continuously held the requisite amount of securities for at least one year. If the Proponents' broker or bank is not on the DTC participant list or is not an affiliate of a broker or bank on the DTC participant list, the Proponents will need to ask their broker or bank to identify the DTC participant through which their securities are held and have that DTC participant provide the verification detailed above. The Proponents may also be able to identify this DTC participant or affiliate from their account statements because the clearing broker listed on their statement will generally be a DTC participant. If the DTC participant or affiliate knows the broker's holdings but does not know the Proponents' holdings, the Proponents can satisfy the requirements of Rule 14a-8 by submitting two proof of ownership statements verifying that, at the time the Proposal was submitted, the required amount of securities was continuously held for at least one year: (i) one statement from their broker confirming their ownership and (ii) one statement from the DTC participant confirming the broker's ownership.

The Proponents have not yet submitted evidence establishing that they satisfy these eligibility requirements. In addition to the Proposal, the Company is also in receipt of a letter from a representative at Merrill Lynch Wealth Management, dated November 12, 2013 (the "Merrill Lynch Letter"). The Merrill Lynch Letter indicates that the shares owned by the Proponents are held with Merrill Lynch, DTC #5198. However, we were unable to locate that DTC number in the DTC participant list, which is available at the web address provided above. The Proponents will need to provide us with the correct information necessary to establish eligibility to submit the Proposal. Please note that if the Proponents intend to submit such evidence, their response must be sent no later than 14 calendar days from the date this letter is received. The Proponents' response must be sent to eBay's Corporate Secretary at eBay's principal executive office (2065 Hamilton Avenue, San Jose, California 95125). For your reference, copies of Rule 14a-8, SLB 14F and SLB 14G are attached to this letter as Exhibit A, Exhibit B and Exhibit C, respectively.

If you have any questions concerning the above, please do not hesitate to contact the undersigned by phone at (312) 853-2060.

Very truly yours,

Gary D. Gerstman

Gary D. Gerstman

Attachments

cc: Michael R. Jacobson, Senior Vice President, Legal Affairs, General Counsel and Secretary, eBay Inc.
Brian Yamasaki, Senior Corporate Counsel, Senior Director, eBay Inc.
Rev. Seamus Finn, Missionary Oblates of Mary Immaculate

Exhibits

[Note: Exhibits are identical to those used for the deficiency notice to the Sisters of the Holy Spirit and Mary Immaculate.]

SIDLEY AUSTIN LLP
SIDLEY

SIDLEY AUSTIN LLP
ONE SOUTH DEARBORN STREET
CHICAGO, IL 60603
(312) 853 7000
(312) 853 7036 FAX

BEIJING
BOSTON
BRUSSELS
CHICAGO
DALLAS
FRANKFURT
GENEVA

HONG KONG
HOUSTON
LONDON
LOS ANGELES
NEW YORK
PALO ALTO
SAN FRANCISCO

SHANGHAI
SINGAPORE
SYDNEY
TOKYO
WASHINGTON, D.C.

ggerstman@sidley.com
(312) 853-2060

FOUNDED 1866

November 25, 2013

VIA FEDERAL EXPRESS & FACSIMILE

Rev. Seamus P. Finn, OMI
Director, Justice, Peace and Integrity of Creation Office
Missionary Oblates of Mary Immaculate
391 Michigan Ave., NE
Washington, DC 20017
Tel: (202) 529-4505
Fax: (202) 529-4572

Re: Stockholder Proposal from Providence Trust & the 2014 Annual Meeting

Dear Fr. Finn:

We are writing you on behalf of our client, eBay Inc. ("eBay" or the "Company"). The Company received your letter dated November 8, 2013, submitted on behalf of the Missionary Oblates of Mary Immaculate (the "Oblates"). Included with your letter was: (i) a stockholder proposal from the Oblates intended for inclusion in the Company's proxy materials (the "2014 Proxy Materials") for its 2014 Annual Meeting of Stockholders (the "2014 Annual Meeting"); (ii) a letter from M&T Investment Group relating to the ownership of Company stock by the Oblates; and (iii) a separate letter, dated November 12, 2013, signed by The Quantitative Group at Graystone Consulting relating to the ownership of Company stock by The Providence Trust (the "Providence Trust Letter"). As of the date hereof, however, eBay has not received a stockholder proposal from The Providence Trust. Furthermore, no contact information for The Providence Trust was separately provided in your submission on behalf of the Oblates. Although the Providence Trust Letter does not make it clear that The Providence Trust intended to submit a proposal to eBay and to be treated as co-filers with the Oblates, we note that the Providence Trust Letter was included with your submission and that other stockholders have recently submitted proposals, noting their intention to be treated as co-filers with the Oblates.

As set fort in eBay's proxy materials filed with the Securities and Exchange Commission on March 18, 2013, the deadline for receiving any stockholder proposals for inclusion in the 2014 Proxy Materials pursuant to Rule 14a-8 under the Securities Exchange Act of 1934 ("Rule 14a-8") was November 18, 2013 (the "Proposal Deadline"). As noted above, eBay has not receive a stockholder proposal from The Providence Trust. No stockholder proposals received after the Proposal Deadline will be accepted for inclusion in the 2014 Proxy Materials for the 2014 Annual Meeting. Specifically, pursuant to Rules 14a-8(e)(2) and 14a-8(f)(1), eBay intends to exclude from the 2014 Proxy Materials any stockholder proposal subsequently submitted by The Providence Trust because the Proposal Deadline has passed.

Please note that eBay hereby expressly reserves any and all rights that it may have under Rule 14a-8 or otherwise with respect to any stockholder proposal, and this letter in no way waives any such rights. For your reference, a copy of Rule 14a-8 is attached to this letter as Exhibit A. If you have any questions concerning the above, please do not hesitate to contact the undersigned by phone at (312) 853-2060.

Very truly yours,

Gary Gerstman

Gary D. Gerstman

Attachments

cc: Michael R. Jacobson, Senior Vice President, Legal Affairs, General Counsel and Secretary, eBay Inc.
Brian Yamasaki, Senior Corporate Counsel, Senior Director, eBay Inc.

Exhibit A

Rule 14a-8

Title 17: Commodity and Securities Exchanges

PART 240—GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

§ 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) Question 3: How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) Question 5: What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) Absence of power/authority: If the company would lack the power or authority to implement the proposal;

(7) Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

(8) Director elections: If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) Substantially implemented: If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S–K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a–21(b) of this chapter a single year (i.e., one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a–21(b) of this chapter.

(11) Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]

Exhibit C

Proof of Delivery

SIDLEY AUSTIN LLP
SIDLEY

SIDLEY AUSTIN LLP
ONE SOUTH DEARBORN
CHICAGO, IL 60603
(312) 853 7000
(312) 853 7036 FAX

FACSIMILE/TELECOPIER TRANSMISSION

From: **Name:** Tyler Mark
Voice:

To: **Name:** 210-533-3434
Company:
Facsimile#: 210-533-3434
Voice Phone:
Subject: Shareholder Proposal to eBay

Date: 11/25/2013 **Time:** 5:56:29 PM **No. Pages (Including Cover):** 29

Message:

Attn: Sister Veronica Cahill

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Problems with this transmission should be reported to:

Mark, Tyler

From:	Sidley Fax [sidleyfax@sidley.com]
Sent:	Monday, November 25, 2013 6:12 PM
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SIDLEY AUSTIN LLP
SIDLEY

SIDLEY AUSTIN LLP
ONE SOUTH DEARBORN
CHICAGO, IL 60603
(312) 853 7000
(312) 853 7036 FAX

FACSIMILE/TELECOPIER TRANSMISSION

From:
Name: Tyler Mark
Voice:

To:
Name: 202-529-4572
Company:
Facsimile#: 202-529-4572
Voice Phone:
Subject: Shareholder Proposal to eBay

Date: 11/25/2013 **Time:** 5:57:45 PM **No. Pages (Including Cover):** 29

Message:
Attn: Rev. Seamus Finn

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IRS CIRCULAR 230 DISCLOSURE: To comply with certain U.S. Treasury regulations, we inform *you* that, unless expressly stated otherwise, any U.S. federal tax advice contained in this communication, including attachments, was not intended or written to be used, and cannot be used, by any taxpayer for the purpose of avoiding any penalties that may be imposed on such taxpayer by the Internal Revenue Service. In addition, if *any* such tax advice is used or referred to by other parties in promoting, marketing or recommending any partnership or other entity, investment plan or arrangement, then (i) the advice should be construed as written in connection with the promotion or marketing by others of the transaction(s) or matter(s) addressed in this communication and (ii) the taxpayer should seek advice based on the taxpayer's particular circumstances from an independent tax advisor.

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Problems with this transmission should be reported to:
This fax is sent by a law firm and may contain information that is privileged or confidential. If you are not the intended recipient, please notify us immediately and dispose of this fax.

Mark, Tyler

From: Sidley Fax [sidleyfax@sidley.com]
Sent: Monday, November 25, 2013 6:24 PM
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